April 24, 2017

Katie Hinke Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Hinke:

On October 27, 2016 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Formula Folios Hedged Growth ETF and Formula Folios Income ETF (each a “Fund” and collectively the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 23 (the “Amendment”) to the Registrant’s Registration Statement. On December 12, 2016, you provided oral comments to the Amendment. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please supplementally identify the order that allows the Fund to operate as an active ETF and confirm that the Registrant will comply with all requirements of the order.

Response. An exemptive application for this Fund was filed on August 30, 2016, and an amended exemptive application for this Fund was filed on November 4, 2016 and noticed on April 20, 2017, but the exemptive order has not yet been issued. The Registrant confirms that it will comply with all requirements of the order when issued.

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Comment 3. Please confirm supplementally on which relief the Funds will rely to invest in other ETFs and whether such investments will be made in affiliated or unaffiliated ETFs.

Response. The Funds expect to invest in unaffiliated ETFs and will rely on Section 12(d)(1)(F) or on the exemptive orders of ETFs in which they invest in order to invest in excess of the limits of Section 12(d)(1)(A) as needed. The strategy has been revised to indicate that the ETFs are unaffiliated.

Comment 4. Please revise the table of contents to remove references to a sub-adviser.

Response. The Registrant has made the revision requested.

Fund Summary

Comment 5. In the introduction to the Fee Table, consider adding disclosure regarding brokerage costs incurred by shareholders who purchase shares in the secondary market. Please also confirm supplementally whether short sales will be a principal strategy of the Fund; if so, please include a line item for interest and dividend expenses of short sales in the Fee Table.

Response. The adviser has confirmed to the Registrant that short sales are not a principal strategy of the Fund, so the line item will not be added. The Registrant has revised the disclosure as follows:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors purchasing or selling shares of the Fund in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Comment 6. Please revise footnote 2 to indicate that recapture is only permitted when it occurs within three years of a waiver.

Response. The Registrant has revised the footnote as requested.

Comment 7. Please confirm supplementally that all principal strategies have been summarized in the Summary.

Response. The Registrant so confirms.

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Comment 8. For the Hedged Growth ETF, please explain the strategy in more detail. Specifically, please explain what the market doing well or doing poorly means. Please also clarify in the third paragraph that the Fund invests in a single sector when the market is doing well and add a risk for sector concentration. In addition, please define inverse ETFs and leveraged ETFs in plain English, and add information regarding the fact that inverse ETFs are designed for daily holding to the inverse ETF risk.

Response. The Registrant has revised the strategy as follows, has added a risk for sector concentration, and revised the inverse ETF risk as requested:

The adviser’s first investment model identifies trends in the equity markets. If the model indicates that the Fund should be in the market because the market is doing well as measured by a blend of various technical momentum indicators, the model will suggest investments in leveraged ETFs. Leveraged ETFs are ETFs that use financial derivatives and debt to amplify the returns of an underlying index. If the model indicates that the Fund should not be in the market because the market is doing poorly as measured by a blend of various technical momentum indicators, the model will suggest investments in US treasuries and/or inverse equity index ETFs. Inverse ETFs are ETFs constructed by using various derivatives for the purpose of profiting from a decline in the value of an underlying benchmark such as an equity index. The technical momentum indicators used to determine if the market is doing well or poorly include moving average crossovers (bearish when the shorter term averages cross below the longer term averages), oscillators (bearish when the current prices are closer to more recent low prices rather than more recent high prices), price acceleration measurements (bearish when trading volume increases as prices are moving down, indicating faster downward price pressure).

The adviser’s second investment model uses two sub-strategies. The adviser allocates the Fund’s assets that are allocated to this investment model equally between the two sub-strategies. The first sub-strategy identifies trends in the equity markets and suggests investments in a diversified mix of US equity ETFs if the market is doing well and suggests investments in US treasury ETFs if the market is doing poorly. If the model indicates that the Fund should be in the market because the market is doing well, the second sub-strategy analyzes the nine sectors of the S&P 500 to determine the sectors with the greatest momentum and lowest volatility. The Fund then invests in the single sector that the model indicates has the highest risk-adjusted returns (lowest volatility and the greatest momentum). If the model indicates that the Fund should not be in the market because the market is doing poorly, the Fund invests in US treasuries and inverse equity ETFs.

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Comment 9. Please supplementally identify the benchmark index that will be used for performance for each Fund.

Response. The adviser has confirmed to the Registrant that the Barclay Equity Long/Short Index and the Bloomberg Barclays US Aggregate Bond Index will be the benchmark index for performance for the Hedged Growth ETF and Income ETF, respectively.

Comment 10. Please confirm supplementally whether the Funds are sold through banks. If so, add the FDIC disclosure required by Form N-1A to the risk section in the summary.

Response. The adviser has confirmed to the Registrant that the Funds will not be sold through banks, so the disclosure has not been revised.

Comment 11. For the Hedged Growth ETF, because it is a domestic all cap fund, consider adding a risk for large capitalization companies if appropriate.

Response. The Registrant has not added the disclosure because it believes the risks of large capitalization companies are already covered by the existing risk disclosure.

Comment 12. Please revise the ETF Structure Risk to add the following:

1.	An active trading market for the ETFs may not be developed or maintained.
2.	In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.
3.	The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.
4.	When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.
5.	In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

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Please also confirm supplementally whether the Fund’s shares are traded outside a collateralized settlement system. If so, add the following to the ETF Structure Risk: The number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

Response. The Fund’s shares are not expected to be traded outside a collateralized settlement system. The Registrant has revised the risk as follows:

ETF Structure Risks: The Fund is structured as an ETF and as a result is subject to the special risks, including:

o   Not Individually Redeemable. Shares are not individually redeemable and may be redeemed by the Fund at NAV only in large blocks known as “Creation Units.” You may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.

o   Trading Issues. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. An active trading market for the ETFs may not be developed or maintained ~~There is no guarantee that an active secondary market will develop for Shares of the Fund~~. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

o	Market Price Variance Risk. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.
▪	In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.

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▪	The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.
▪	When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.
▪	In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

Comment 13. In the risk for leveraged ETFs, please explain what “reset daily” means in plain English.

Response. The Registrant has revised the disclosure as follows:

Leveraged ETF Risk: Investing in leveraged ETFs will amplify the Fund’s gains and losses.  Most leveraged ETFs “reset” daily because leveraged ETF typically use daily futures contracts to magnify the exposure to a particular index. It does not amplify the annual returns of an index; instead, it follows the daily changes. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance of their underlying index or benchmark during the same period of time.

Comment 14. Please clarify in the disclosure that the Funds do not replicate an index and there can be no assurance that shares will trade at a premium or discount to NAV.

Response. The Registrant has revised the disclosure as requested.

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Comment 15. For the Income ETF, add US aggregate bond to the list of fixed income securities in the first paragraph to be consistent with the list given in the second paragraph. In the last sentence of the second paragraph, please revise the disclosure to reference “price momentum” instead of just “momentum” for consistency.

Response. The Registrant has made the revisions requested.

Comment 16. For the Income ETF, please explain the strategy in more detail. Specifically, how will the investments be chosen and how long will they be held. Please also explain the purpose of ranking the 5 asset classes. Please also revise the disclosure to include what is meant be “strongest” in the second paragraph. Please also define the price momentum criteria and the meaning of “few” in the last sentence of the third paragraph.

Response. The Registrant believes the disclosure is clear as written, but it has revised the disclosure as shown below:

The adviser uses its proprietary investment model to rank 5 major fixed income asset classes (US treasuries, investment grade US bonds, high-yield US bonds, US aggregate bond, and international government bond) based on the strongest combination of yield spread and price momentum (higher price momentum and lower yield spreads). A yield spread is the difference between yields on fixed income securities of varying maturities, credit ratings and risk, which is calculated by deducting the yield of one instrument from another. Price momentum measures the rate of the rise or fall in stock prices. The three highest-ranked asset classes are allocated to the portfolio, while the two lowest ranked asset classes are left out of the portfolio. In addition, if an asset class is not displaying positive momentum, it is not included in the portfolio even it is one of the three highest ranked asset classes. To represent the aforementioned asset classes, the adviser utilizes low-cost, index-tracking ETF’s. These ETF’s must have a competitive expense ratio, illustrate the ability to closely track the desired asset class’ benchmark, and maintain an appropriate amount of daily trading volume to help avoid liquidity issues.

This process is repeated monthly. The weighting for any individual asset class depends on the prevailing market conditions, with a maximum weight of 56.67% for high-yield US bonds and US treasuries and a maximum weight of 21.67% for US aggregate bond, investment grade US bonds, and international government bonds. ~~The maximum weighting for any individual asset class is 30%, so, w~~When few (2 or fewer) or none of the asset classes meet the model’s price momentum criteria, the Fund may invest

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heavily in short-term treasury bonds until more asset classes be<P STYLE="font: 12pt Calibri, Helvetica, Sans-Serif; margin: 0 0 12pt 0.5in; text-align: justify">come favorable for investing.

Comment 17. Please clarify that the ETF Risk relates to the Fund’s investments in underlying funds.

Response. The Registrant has revised the risk to be titled “ETF Investment Risk” and revised the references to the underlying ETFs to be Underlying Funds.

Additional Information About Principal Investment Strategies and Related Risks

Comment 18. Please use the plural Funds where applicable in the risks.

Response. The Registrant has made the revisions requested.

Comment 19. For the Hedged Growth ETF, the terms “healthy” and “weak” are used instead of “well” and “poorly”. Please revise the disclosure for consistency.

Response. The Registrant has made the revision requested.

Comment 20. For the Income ETF, please define “uptrend” more clearly such as whether a security must be in an uptrend for any period of time. Please define “positive momentum screen”. Please explain how the adviser decides how much to weigh the asset classes once ranked. In addition, please define model criteria for price momentum.

Response. The Registrant has revised the disclosure as follows:

The model evaluates the five fixed income asset classes noted above, and, to pass the initial screening process, an asset class must be in an uptrend, which means it must have experienced positive total returns (greater than 0%) over various time horizons. This trend is measured by using a blend of various price momentum indicators over short, intermediate, and long-term time periods.

Asset classes that pass this~~e~~ positive price momentum screen are then ranked based on relative strength as measured by yield spread. The highest-ranking asset classes receive a higher weight in the model, while the lower ranking asset classes receive a lower weight. Only the top three asset classes are allocated to the model, so even if all five asset classes pass the screen, the bottom two receive a weight of 0%. Asset classes

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included in the portfolio are generally equal weighted, though high-yield or treasury bonds can be overweighed depending on various technical and macroeconomic factors (such as price momentum and yield spreads). This screening and ranking process is repeated monthly.

At times, few (less than 3) or none of the asset classes will meet the model’s criteria for price momentum of positive total returns over the short, intermediate, and long-term in the initial screening process.

Comment 21. The risk disclosure for the Funds suggest that they only invest in passive ETFs. Please clarify the disclosure to indicate that this is the case or revise accordingly if not.

Response. The Fund may invest in both passive and active ETFs. The ETF risk disclosure merely provides an additional risk for passive ETFs within the ETF risk. The Registrant believes it is clear as stated, so it has not revised the disclosure.

SAI:

Comment 22. On the cover page, please add the Registrant’s name.

Response. Registrant has added the disclosure requested

Part C

Comment 23. The name Formula Folios appears as one word throughout the Part C. Please correct this.

Response. The Registrant has revised the disclosure as requested.

General

Comment 24. Please file your response to comments via EDGAR correspondence addressed to Katie Hinke.

Response. The Registrant confirms that the response will be filed via EDGAR correspondence as requested.

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

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Very truly yours,

/s/ Tanya L. Goins